

October 18, 2013

Via E-mail
Leo F. Wells, III
Chairman of the Board and President
CatchMark Timber Trust, Inc.
6200 The Corners Parkway
Norcross, Georgia 30092

>   **Re: CatchMark Timber Trust, Inc.**
>   **Registration Statement on Form S-11**
>   **Filed September 23, 2013**
>   **File No. 333-191322**

Dear Mr. Wells:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Transition to Self-Management, page 43

1.   Please revise to include a summary of potential risks and negative factors considered by the board with respect to the transition to self-management.

Recapitalization, page 44

2.   Please revise to discuss how fractional shares will be treated. If you intend to cash out fractional shares, please revise to disclose the cash-out price. Make similar changes in the summary section.

3.   Please revise to briefly state the reason(s) for the reverse stock split. Also discuss the dilutive effect to investors in this offering of the stock dividend when shares of Class B common stock are converted to shares of Class A common stock.

4.   Please tell us whether the reverse stock split will require a vote by the existing shareholders.

5.   If the reversed stock split will not apply to your authorized shares as set forth in your charter, please revise to so state.

Shares Eligible for Future Sale, page 127

6.   We note your disclosure that following the recapitalization, the shares of your Class A common stock that are outstanding or issuable upon the conversion of your Class B common stock will become eligible for sale without further registration. Please confirm to us that you are not registering in this offering the shares of Class A common stock that will be issued upon conversion of the Class B common stock and provide us with a detailed analysis of why the shares of Class A common stock will be eligible for sale without registration.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief